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                          August 6, 2020

       Nora LaFreniere
       Executive Vice President
       Otis Worldwide Corporation
       One Carrier Place
       Farmington, Connecticut 06032

                                                        Re: Otis Worldwide
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed July 31, 2020
                                                            File No. 333-240272

       Dear Ms. LaFreniere:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Joshua R. Cammaker,
Esq.